[redacted]

DD
12/2/14

SECUR 14042180 ION

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SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2014
WASH. D.C.
201

SEC FILE NUMBER
8- 69177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/27/13 AND ENDING 09/30/14 *
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNC Ag Stock, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4050 Garden View Drive, Suite 103
(No. and Street)

Grand Forks ND 58201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jayson Menke 701-780-2828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 Omaha NE 68102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TJ
12/3/14

OATH OR AFFIRMATION

I, Jayson Mentz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FNC Ag Stock, LLC, as of November 26, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JAMES IVERS
Notary Public
STATE OF NORTH DAKOTA
My Commission Expires
April 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FNC Ag Stock, LLC

(SEC I.D. No. 8-69177)

Statement of Financial Condition
as of September 30, 2014 and 2013
and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3)
as a **PUBLIC** document.

FNC AG STOCK, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of FNC Ag Stock, LLC

We have audited the accompanying statement of financial condition of FNC Ag Stock, LLC (the "Company") as of September 30, 2014 and 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of FNC Ag Stock, LLC as of September 30, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 26, 2014

FNC AG STOCK, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2014 AND 2013

	2014	2013
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 352,490	$ 108,731
Other current assets	812	354
Total current assets	353,302	109,085
TRADING SERVICE CONTRACTS — Net of accumulated amortization of $29,575 and $2,275, respectively	106,925	134,225
TOTAL	$ 460,227	$ 243,310
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ -	$ 6,000
Commissions payable	29,844	1,000
Deferred revenue	95,505	38,935
Due to member	-	68,497
Total current liabilities	125,349	114,432
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 6)		
MEMBER'S EQUITY:		
Farmers National Company Member's equity	334,878	128,878
Total member's equity	334,878	128,878
TOTAL	$ 460,227	$ 243,310

See notes to statements of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — FNC Ag Stock, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company. Operations for FNC Ag Stock, LLC began on August 27, 2013. FNC Ag Stock, LLC is a wholly owned entity of Farmers National Company (the "Parent") which is a wholly owned subsidiary of FNC, Inc. The Company maintains a special account for the exclusive benefit of customers. Therefore, the Company is exempt from the provisions of the SEC Rule 15c3-3 under paragraph (k)(2)(i).

FNC Ag Stock, LLC operates an alternative trading service for the secondary trading of securities issued by cooperatives and limited partnerships in the agricultural and energy sectors. The Company runs a qualified matching service. The Company has three individuals who serve as agents. Furthermore, the Company has an agreement in place with an escrow agent. The escrow agent is responsible for holding the purchasers' funds and distributing commissions and remaining sales price to the Company and the sellers, respectively.

Use of Estimates — In preparing the accompanying statements of financial condition in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents — The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

Trading Service Contracts — Trading service contracts represent agreements with issuers of securities to facilitate the matching of a buyer and a seller of said securities. Recoverability of these assets is evaluated periodically based upon management's estimate of future operating income of the contracts acquired.

Trading service contracts are evaluated for potential impairment when business circumstances related to the underlying contracts change. Impairment of intangible assets subject to amortization, occurs when the undiscounted cash flows expected to result from the asset is less than the carrying value. If impaired, an asset is written down to its fair value.

Commissions — Commission revenues and related commission expenses are recorded on a trade-date basis as transactions are approved by the board of directors of the company issuing the units.

Income Taxes — The Company is operating as a limited liability company and, consequently, earnings pass through to the members and are taxed at the member level. Accordingly, no federal or state income tax provision has been included in these financial statements. If the Company were subject to income taxes, interest, and penalties, any would be recorded in federal income tax expense. Open tax years are the periods ended September 30, 2014 and 2013.

Future Adoption of New Accounting Pronouncements – In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*), effective retrospectively for fiscal years beginning after December 15, 2016. Early adoption of this standard is not permitted. The new guidance will supersede nearly all existing revenue recognition guidance; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its statements of financial condition.

2. COMMISSIONS PAYABLE

Commissions are paid to the agents and the escrow agent. The payable at September 30, 2014 consists of $3,000 payable to agents and $26,844 payable to the escrow agent. The payable at September 30, 2013 consists of $1,000 payable to agents.

3. DEFERRED REVENUE

Issuers with trading service contracts pay an annual fee to the Company for the services provided. The annual payment is received on the anniversary of the trading service contract. The payment represents services for one year after the payment is made. Revenue for these payments is recognized on a monthly basis with the balance of the contract considered deferred revenue.

Also included in deferred revenue is revenue received prior to the trade effective date.

4. RELATED PARTY TRANSACTIONS

The Company has transactions with its Parent, including rent and the performance of administrative services. There is an expense sharing agreement in place between the Company and its Parent. As of September 30, 2013, the payable to member balance was $68,497. There was no payable to member as of September 30, 2014.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. FNC Ag Stock, LLC is required to maintain "adjusted net capital" equivalent to the greater of $5,000 or 6 2/3% of aggregated indebtedness. At September 30, 2014 the Company had net capital of $227,141, which was $218,784 in excess of its required net capital of $8,357.

6. COMMITMENTS, CONTINGENGIES AND GUARANTEES

The Company leases office space from its Parent. The lease automatically renews annually with an option to give a 30 day notice. The lease is accounted for as an operating lease. Future minimum operating lease commitments are $10,087 due in the year ending September 30, 2015.

The Company has agreed to pay the escrow agent quarterly earn out payments for the first sixteen full calendar quarters from the closing date on the purchase of the contracts. The payments are 37.5% of the securities commissions earned by the Company during each quarter as a result of transactions in securities issued by organizations that have entered into agreements with FNC Ag Stock, LLC.

The Company is involved in various legal matters from time to time. Management is of the opinion none of these other legal actions will result in losses material to the financial position of the Company.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
FNC Ag Stock, LLC

We have reviewed management's statements, included in the accompanying "The Exemption Report", in which (1) FNC Ag Stock, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: 2i, "*Special Account for the Exclusive Benefit of Customers*" is maintained (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions for the period June 1, 2014 to September 30, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

November 26, 2014

FNC
Ag Stock LLC

The Exemption Report

We as members of management of FNC Ag Stock, LLC, (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: *(k)(2)(i)* (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we state the following: (1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i),* (the "exemption provisions") and (2) we met the identified exemption provisions for the period June 1, 2014 to September 30, 2014 without exception.

By: ______________________ Date: 11/26/14
Jayson Menke, Chief Executive Officer